Filed by The PNC Financial Services Group, Inc.

Pursuant to Rule 425 under the Securities Act of 1933 and

deemed filed pursuant to Rule 14a-12 of the Securities Exchange Act of 1934

Subject Company: Sterling Financial Corporation

Commission File No. 000-16276

The following is a summary transcript of the Vice Chairman of The PNC Financial Services Group, Inc. William S. Demchak discussing business strategies and performance on November 8, 2007 at the BancAnalysts Association of Boston conference in Boston:

Bill Demchak:

Well, I won’t do it—I’m tempted to say “I told you so” and to sit back down (laughter), but we will go through the presentation. I love this slide. As you have seen before, I need to remind you that today’s presentation will contain forward-looking statements, and that future results or events could be impacted, possibly materially, by a variety of risks and other factors, including those that we discuss in our SEC filings and in the appendix to our presentation handouts. Also, we may discuss non-GAAP financial measures, and we have provided further information, including GAAP reconciliation information, in the appendix to our presentation handouts and on our website at pnc.com.

A fairly simple presentation for us today, with three key takeaways. None of them, I am pleased to say, should come as a surprise to any of you. First, I’m going to talk about the current state of the markets, what we think of the markets today, what we see in our businesses going on; make the case that PNC is well- positioned for this environment; and then talk about how we plan on leveraging our current position to capture existing and future opportunities.

You know, we did say—last year, we talked about PNC’s strategy and how that we felt at the time that pricing in the credit markets didn’t really reflect the risks involved. It’s kind of a thing we have been saying for a while, that we are a net seller of credit across the board. So we would provide credit to key clients, but generically sell as much as you could possibly sell and hold on to the client relationship.

Short-term, this has hurt our earnings momentum. We have actually done pretty well without it because we are not reliant on net interest income so much, but we didn’t grow the balance sheet as quickly as we could because we were worried about the risk embedded in that. And it’s pretty clear today that our position has been validated by the headlines and the real world outcomes of what we are seeing in the credit markets.

In the third quarter alone, we have seen people take charges in excess of $35 billion against subprime, against some real estate and mark-to-market related losses due to downturn in liquidity and the effect it’s had on securitizations and leveraged lending. And of course, (inaudible) third quarter—by my count, we are now well over $50 billion and still climbing.

You know, this cycle is also characterized, versus past ones, by a disproportionate amount of mark-to-market valuation changes versus traditional sort of reserves and charge-offs. You’ve got to remember, if you step back for a second, the real defaults that have occurred thus far are kind of in the subprime mortgage market, homebuilders market, residential. It really hasn’t flowed through to generic corporate credit, and we will see that in a second. And so when you actually think about the charges and the write-offs that have occurred, and you look at what has actually happened versus the impact on the market, what you see is this uncertainty and the massive mark-to-market valuation changes has caused kind of a complete lack of price transparency, and that is one of the things that is, I think, different about the environment we sit in today versus past credit cycles.

If we look at where we are today—and as I mentioned before, there are two things going on here: there are credit factors and there are liquidity factors. Clearly, they are correlated. Outright defaults can and will be caused by lack of liquidity in the market. You know, on the credit side we have the obvious charges, as I said—subprime, homebuilding—but, you know, for the most part, the economy is doing fine. I’m not ready to predict next year, but GDP has been growing, payrolls are okay, certainly large cap corporate with export capacity has been doing well. Defaults are still at historically low levels.

On the liquidity side, we have these massive mark-to-market losses on securitizations and leveraged loans. We’ve also seen huge model-driven mark-to-market losses on synthetic securitizations, the so-called “super seniors.” It’s a new term that’s cropping up in earnings conference calls. Which is in turn, as people hedge the synthetic risk, has caused big dislocations between the credit derivative market and the underlying cash basis.

In a difficult environment like that, there are two things you want. The first is a moderate credit portfolio, ideally in fairly simplistic instruments, and second, a lot of liquidity and capital to take advantage of opportunities when they arise. The green box (on the chart) represents this position, and we believe that PNC is well positioned today on both fronts.

On the credit side, we’ve maintained our moderate risk profile over the years, and our credit factors are relatively clean. And on the liquidity side, simply put, it’s great to be a bank these days. A number of funding sources (are) available to depository institutions, starting with retail deposits; and when you are core funded, that’s even better; access to Fed funds; access to the home loan banks; and ultimately, access to the discount window, if needed.

We are core funded. At the end of the third quarter in ‘07, our loan-to-deposit ratio was 84%. And while we do have some contingent funding exposure, most notably in our multi-seller conduit, Market Street, it is very small relative to the size of our bank, and thus far we have been able to roll the CP over and fund that in the traditional form. Moreover, as we do that, the vast majority of the cost of that funding is passed on to clients, so it doesn’t really impact our bottom line.

Our balance sheet remains fairly liquid because, compared to many of our peers, we don’t have a large originated residential mortgage book. Instead, we have a securities book that can be liquidated or pledged as collateral through repo to fund expansion.

This is a chart I’m sure you’ve all seen in many forms, but let’s start sort of just looking at this credit risk. On the consumer-related side, there are more clouds on the horizon, right? We’ve seen defaults thus far, but as you look at the number of subprime mortgages queued up for resetting as we go into ‘08, everyone expects to see further deterioration in the actual delinquencies and charge-offs.

Now, the markets clearly see this coming, right, so it’s already priced into the securities that we see today. I mean, it’s one of the reasons it’s so difficult to estimate the value of the securities that are backed by these loans. Not only is the default experience difficult to predict, but, moreover and perhaps more importantly, the recovery rate in the event of all these defaults is pretty difficult to predict. Nobody is really sure what happens when you put that many properties through foreclosure into the housing market in the US.

On the commercial side, experience is our guide. This is kind of a scary chart, which by the way is very similar to one I showed last year, and I would have told you last year that we would be in trouble in ‘07, and we haven’t been yet. But when you look at this, you kind of come to the conclusion that default rates are at a low point in the cycle, and if history is our guide, we are going to see a substantial pickup from here. I should say that, in our own forecast, it’s not that we are predicting by any stretch a recession in the next year, but what we do know is that credit performance from here on out—banks are going to be differentiated, as a function of the quality, diversity, and granularity of their credit books. So we are getting into a market, and we’ve seen it as we roll through the third quarter, that banks aren’t all created equal.

The pricing side of this is pretty interesting to me. We’ve read all the newspaper articles on the charge in the third quarter—write things down to 95, we’re going to, you know, go out and sell the (inaudible) loans at 95, and we cleared some amount of the first tranche, and all the other stuff—but you really haven’t seen pricing pick up on a relative basis versus history, right? It’s wider than it was at the start of the second quarter, but if you go back in time, if anything, it’s at fair value relative to a reasonable economy, and it, of course, is nowhere near fair value if in fact we’re getting into a credit stress period.

And, I guess, as you think about these prices, the new issue market for leveraged loans has effectively dried up. They are still cleaning up old inventory of hung syndications and bridge loans, but the secondary market for that paper has been appropriately, in my view, very tightly controlled. And what that means is, at least in my view, the market clearing spreads for these assets is appreciably higher than what you see on this chart. Long story short, PNC still doesn’t see value in large cash flow corporate credit at the new levels. We think it goes wider from here.

Let’s talk about liquidity for a second. The recent divergence of LIBOR and Fed funds caught some by surprise. I think it caused some consternation on third quarter calls because people are saying, well, why hasn’t net interest income gone up as the Fed has eased? The chart on the right, sorry on the left, kind of explains this. Now, the recent divergence has actually contracted a bit. At one point, the gap was about 80 basis points in August. Today it’s down maybe 20 versus actual Fed funds set today.

But let’s talk about what’s going on here. It’s kind of a combination of factors. First, we have to remember that the Fed funds rate is a Fed Reserve administered rate for participating banks. LIBOR is a rate that is set by banks, and it represents the rate at which banks effectively will buy and sell money to all participants, not just within the banking community.

To the extent that banks need liquidity beyond what’s available to them in the funds market, and they do, they go out in the open market for funds. To put some numbers on that—I actually just did this this morning—there is $2.5 trillion of borrowed funds in the BKX index as of 6/30 this year. Only 3% of that was Fed funds, 35% of it was repo, and repo and Fed funds track pretty close together. And the other 60% was LIBOR-based.

So what does that basically mean? What’s happening here is the Fed is dropping the effective rate, pumping liquidity into the system. Banks end up still having to go out and borrow at LIBOR. And as you think about this economy, where the securitization market and secondary market have disappeared, banks’ balance sheets are growing. Right, you’ve heard everybody talk about how they’re going to start “balancing sheeting” the mortgages—they are going to hold stuff as opposed to sell in the markets, so the balance sheets are getting larger. They need to go outside the traditional funding sources, and they are driving the basis between LIBOR and Fed funds up to high levels. And in effect what’s happening, is that what you would otherwise hope to see from a drop in the funds rate flowing through the bank’s income statement, has thus far been at least hampered by this growth in balance sheet and the need for additional funds.

Just real quickly, I guess the chart on the right—just to put it up there—there is a chart up on discount window borrowings. That’s something we haven’t seen in a long time, and it’s something that I would just mention as a valid way to raise money. I think the Fed went out of their way, and some banks purposely demonstrated the point, that the discount window is there and can be used, and it does provide liquidity to the system. It’s a bit more expensive, but it’s available, and people have been using it.

Let’s spend a second here on how I think PNC is well-positioned for this environment. And let’s start by looking at the asset side of our balance sheet. You know, if you make the assumption—it’s a big leap of faith, but let’s the make the assumption for a second—that absolute yields and risks are positively correlated. And then if you do that, I think we are clearly differentiated by our moderate risk profile as reflected in our asset yields. I mean, assuming we are reasonable lenders and lend on market and buy securities on market, I think it’s a safe assumption. You know, our yield on our loans is ranked second to last among our peers, and we are dead last in our yield on interest-earning assets. It feels a bit strange to be happy about being in last place on something—it is not something I am typically proud of—but I do think that it is likely to be a good thing for us as we move forward into this environment.

If we dig deeper into the yield on our assets, you will see that our securities book represents about 27% of our average earning assets, versus a peer average of 16%. Now, it is partly due to our low exposure to residential mortgages, but it is also due to our decision to invest in shorter duration assets. So, if our securities book is roughly $28 billion, say a three-year average life, I could do that or I could drop it to 14 and a six-year average life. We have chosen purposefully to be at the front end of the curve with our securities book, which we think is a good place to be at this part of the interest rate cycle. And as I mentioned before, the book enhances our liquidity position versus holding raw loans, right, because we put it out on repo, we can pledge it with the Fed, we can do a lot of stuff with it. It is a very clean book.

On the commercial loan side, our yields are comparable to peers, but you have to remember, embedded in there, we have a disproportionate amount of our portfolio in asset-based loans, which historically have lost less money upon default than cash flow loans. So kind of equal yields, we think we have more security than peers. We also have a lower percentage of our balance sheet invested in real estate loans, as measured against our peers.

The primary area where we have lower yields is in our consumer and residential loan book. On the consumer side, the difference reflects the fact that we are not some of the higher risk asset classes, and on the residential mortgage side, we avoided Alt A, we didn’t do subprime, or basically strategies that relied on any sort of teaser rates. We have a very pretty vanilla product, as you’ll see.

If we look at our consumer loan portfolio, it is very high quality, and it has performed relatively well to date. Our residential mortgage portfolio makes up 35% of the total. It has a weighted average loan to value of 67%, and a weighted average FICO score of almost 750. The net charge-offs have literally only been one basis point. And the 90 days past due—actually, this chart shows it at 1.2%, but in fact it has improved since we put the slide together—the 90 days past due for us is now 80 basis points in this book. It’s a solid portfolio by any measure, and as an aside, most of this is sort of prime quality purchases that we do for A&L activity, so it’s part of our managing the balance sheet and interest rates; it has less to do with our consumer client business.

The home equity business, on the other hand, is part of our retail bank and part of our consumer client business, and it makes up 52% of the portfolio. First lien positions are 39% of this, with 93% of this originated in our footprint, through our traditional retail channels. It’s not broker paper; it’s basically the paper that’s right in and around our branches. Weighted average loan to value of 72%, and FICO scores of over 725. Charge-off ratio of 18 basis points, and 30 basis points for 90 days past due. So very clean book. I think the underwriting metrics are very strong, and we continue to believe these portfolios are going to perform well, certainly on a relative basis.

We turn to metrics here for a second. We have one of the highest NPA coverages in the industry, and I will mention again that in our asset-based business, a larger percentage of our NPAs are in fact asset-based loans. In fact, some of the best loans we’ve ever made were non-performing the day we did them, because of security and coverage. And so our coverage on total non-performers, when you think that we are covering asset-based loans in there as well, which were covered quite high, is very strong.

Our net charge-off ratios reflect the way that we actively manage our portfolio through early work-out intervention and through outright sales. You know, one of the things that we have been pretty aggressive about through time is selling loans out of the book when we get worried about the credit. So we don’t sit on them. We continually reevaluate our decisions, you know, every day. It’s not sort of the traditional make the loan, leave it in a drawer and hope it pays off. We are continually looking at this book of business and selling things if we don’t think they make sense.

So, you know, while we are not immune to what’s happening in this marketplace by any stretch—I don’t think anybody is—I believe that our underwriting risk and management practices are going to serve us well as we go forward.

Just at the business side for a second, another differentiator for us has been our ability to create positive operating leverage. Awhile ago, we recognized credit quality was pretty much as good as it was going to get, we knew provisions were going to increase, and we concluded that in order to fund the increased provision and maintain growth in earnings, we were going to have to create positive operating leverage. And we started, as you all know, with the very successful One PNC initiative, but it’s become part of our core culture, and continuous improvement has kind of become part of the firm mantra. As we invest in our businesses to grow revenues, we are continually looking to recycle costs and processes to manage costs.

As you also know, PNC has been differentiated by its fee income streams, with the highest percentage of non-interest income through revenue amongst our peers. What many of you may not know is, when you back out BlackRock and PFPC here, our basic banking business still generates 50% of the revenue from non-interest income sources. In the Bank, we have some very powerful fee-based businesses—products and services from wealth management, consumer services; treasury management, capital markets, on the commercial side, Harris Williams, Midland loan servicing. Many of our investments in the past several years have been in areas that actually reduced our reliance on net interest income to create revenue growth, and it reduced our volatility to interest rate movements, and it reduced our credit exposure. We were also able to invest in engines that generated low cost deposits, our treasury management business, our Midland business, you know, so we could fund other areas more cheaply.

A quick statistic, if we just focus on the corporate and institutional bank for a second. We have basically 50-50 fees to net interest income. What isn’t widely known is in our net interest income line, 50% of that comes from deposit flows, so only 25% of our total corporate bank income is coming from credit risk today.

Let’s spend a second talking about the balance sheet management, the interest rate side of what we have done. You know, we have talked about this since going back to 2003, I guess. We got this one pretty much right. But as we said, going way back in time, we were going to increment our way in as the Fed scripted very clearly to us, this continual rise in fund rates at 25 basis points a quarter. We increased our duration of equity, all the way up to the point where the Fed started easing. In an ideal world, we would actually have been longer than this, more liability sensitive than this. And we didn’t really get there because the curve never really cooperated. We had a remarkably flat yield curve the whole way through this Fed’s heightening cycle, and the cost of leveraging the balance sheet for no carry, both in terms of tangible capital and our net interest margin, which we don’t focus on but drives all you guys crazy, we probably didn’t leverage the balance sheet as much as we otherwise might have.

We will continue to actively manage this. We feel pretty comfortable where we are today. We keep our eyes open. One of the interesting factors today is clearly that as rates are coming down, spreads are widening, so actual yields have not necessarily changed in terms of the assets that we might buy on our balance sheet.

Let’s talk about what we do here going forward, quickly. Personally, I like to think of a bank as a big asset manager. We are basically a big asset manager with kind of cheap funding. And today at PNC, we have liquidity capital and a relatively clean balance sheet. It’s a nice place to be. I have always wanted to be at a bank where we got to this point in the cycle and things—you basically had the balance sheet under control. We have clients and prospects who need funding, and we will continue to make that our first priority. As the capital markets have become less accommodating, this has become a real opportunity. It’s terrific. Credit has all of a sudden not become a commodity. Six months ago, it was a commodity anybody provided at low prices. Today, you provide credit, and you have the client for life. We want to take advantage of that and build our client franchise.

We have a strong position, as you know, in asset-based lending. The pipeline in this business is as strong as it ever been. The deals are coming in at wider spreads and better structure. Effectively what is happening here is deals have moved out of the cash flow lending arena; they have moved into asset-based. That market remains open; we continue to be able to syndicate product. It’s always been a bit of a club product, and it remains so. We have a very strong market share in that business, and we are excited about our opportunities here.

We’ve also been working on leveraging our Midland loan special servicing operation. This is probably something that’s not well known, but in Midland, where we are the third or fourth largest master servicer of commercial mortgage securities in the country, we also built a special servicing operation. I think it’s probably the largest independent servicer in the country. Now, what does that mean? Basically, B-piece buyers, the junior piece tranche buyers, of commercial mortgage securitizations, normally have their own workout teams and special servicing teams. Many of them don’t, and for most of the ones who do not, Midland performs that service for them. So as I think through this market, and you think about the potential for real estate to get distressed, we sort of have a built-in servicing workout team in Kansas City with Midland.

We are working through ways on how we could put capital into that engine to take advantage of distress in that market. We are not there yet, but it is something we are spending time on.

And, perhaps most importantly, we have the ability here, because of earnings momentum, to exercise patience and sit and watch for opportunities, and we have done some of that. You have seen substantial (inaudible) in prime jumbo mortgages versus conforming collateral into Fannie, Freddie. Opportunities in CMBS and mortgage backed securities as well, and we opportunistically have put some capital work there.

So, in summary, this is a pretty easy presentation to give, right? Our ability to execute over the last couple of years and sort of our focus on maintaining a clean balance sheet has left us in a pretty good position here. We’ve maintained a moderate risk profile, our fee income mix leaves us less reliant than others on net interest income. We’ve been continually creating positive operating leverage. The balance sheet is positioned well and is flexible.

I guess I would stop there and open it up for questions. Yes, in the back.

<Q>:	(Inaudible)

Bill Demchak:

I think, step back in time, right? Traditional institutional buyers in other banks. So, if PNC five years ago was the bank that—our relationship managers would try to hold as much of a syndicated loan as they could hold. So a $200 million syndication, they would go beat up on our credit guys to get the hold as large as they could possibly get it because that’s how they got paid. We morphed into an institution that would sell as much as we can possibly sell, all the way down to zero, if we can actually get to zero. You know, no magic as to where it went, the syndicated loan market, some of that was in to CLO buyers, some of it was to other banks.

<Q>:	Thanks.

Bill Demchak:	Yes.

<Q>:	(Inaudible)

Bill Demchak:

Well that’s—I don’t yet in the cash flow space of corporate credit. As I mentioned, I think we are in the midst of a fairly tightly controlled secondary market for that paper. I think appropriately so. The big banks who hold it have the ability to do so, and they can ride it out, maybe. We do see opportunities in some of the consumer paper. Basically, anything residential mortgage, oh my god. And that’s the wrong analysis in a lot of cases. So we have through our A&L activities been, not in a big way, but opportunistically, taking advantage of that. I think year-end turn is going to be a pretty interesting time, so we are going to make sure we keep our eyes open for that. Nancy?

<Q>:	Yes, Bill. We’ve spent the morning hearing a lot of (Inaudible)

Bill Demchak:

You know, I will ask Rick and Bill to perhaps pitch in here. But part of it is that we are doing this business with our existing clients. A disproportionate percentage of them have their checking accounts with us. As I mentioned before, they are in footprint. The bad thing about Pittsburgh—I own a house there—but you know, the bad thing about Pittsburgh is that housing prices never go up. The good thing about Pittsburgh is that housing prices never go down. (laughter) So I think footprint has something to do with it. You know, beyond that, these weren’t sort of the more esoteric products. They are pretty basic home equity products with existing clients that walk into our branches. I don’t know, Rick, if you would add anything—

Rick Johnson:

The only thing I would add, Bill, is that our underwriting principle is the ability to pay rather than the underlying collateral, so we don’t want to get into the situation having to take the collateral on. So we do try to make sure that the underlying person can pay back the home equity loan.

<Q>:	And secondly, your comments about (Inaudible)?

Bill Demchak:

It wouldn’t—I mean, you have to remember how large our platform is today, and it has been aggressively growing as the commercial mortgage market has grown. So it is not a dramatic increase in resources; it is a bit of a change in focus. And, you know, I like to think about—it is just good business, right? Pick the fights you think you have competitive advantage in, and that’s a particular skill set that we have today, captive in a market that perhaps is going to see some stress, and we have capital to be able to go at it. And, importantly, we have a lot of clients who would like to put capital in that space as well. Yes?

<Q>:	Could you comment on how the Mercantile acquisition (Inaudible)?

Bill Demchak:

Yes, it is in fact. You know, Mercantile, mostly, was a small business, kind of commercial bank/retail, so they didn’t have, simply because of their product capacity, many middle-market clients. Having said that, their executive team and their bankers knew many—because they are in the markets—many of those clients, and had access to them. So we’ve actually done very well in onboarding new sort of middle market corporate clients into PNC. That bit of it is a great win, but it’s a smaller part of the overall success of what we’ve been able to do with Mercantile. The integration has gone well, the conversion went well and, knock on wood, things are right on plan. Yes?

<Q>:	On the (inaudible), is there any progress going on there?

Bill Demchak:

That’s the world I came from, was the structured finance world. I haven’t seen anything formally on it. Some presentation of do you want to participate or not? We haven’t seen anything. We will evaluate it when it shows up. I have yet to see a credible explanation of what actually it is and what it is going to try to accomplish. I’m sure there is one, I just haven’t seen it.

<Q>:	(Inaudible)

Bill Demchak:

How about the last two hours, right? (laughter) A lot of volatility. The cash market for CMBS bonds, spreads have gone from, you know—back in normal times, I don’t know where they were, 30, 40—to I think they are 85 today on the (inaudible) AAA, and a lot of volatility in between the end of the third quarter and today, they got into the low 50s. I think a lot of that has to do right now with liquidity pressures into year end and the year end turn on funding. So we are not particularly worried about it. We hedge pretty aggressively. We have remained in the market in terms of origination at what we think are very attractive levels for the actual risk we are taking down. If you actually look at volumes, I think maybe there has been one deal this quarter of any size, and maybe there is another one in the market as we speak. I think the thing is waiting to get through the end of the year and to start over. We see a lot of value there, but it’s clearly locked up with a lot of the other markets as people fight for price discovery and liquidity.

<Q>:	(Inaudible)

Bill Demchak:

We don’t have any B notes at all. Our lack of profit is probably the best way to put it—in the third quarter, we did comparatively well—was largely a function of we didn’t make money on the gain on sales of the securitization of the loans we had, we in fact lost a little bit at the margins, we lost a little bit in our trading books as a function of hedging it. But the real impact for us has been sort of lack of income as opposed to loss of income. And my own belief, particularly in that market, is it continues to be very strong, is I think you will see a pretty big recovery in spreads as we go into next year. I also think the B piece buyers of that market are a fairly oligopolistic and small group of people that have thus far, knock on wood, been by and large unaffected by all the other noise in the market. They are just kind of playing poker with this right now. Anything else?

<Q>:	Please join me in thanking PNC.

ADDITIONAL INFORMATION ABOUT THE PNC/STERLING FINANCIAL CORPORATION TRANSACTION

The PNC Financial Services Group, Inc. and Sterling Financial Corporation will be filing a proxy statement/prospectus and other relevant documents concerning the merger with the United States Securities and Exchange Commission (the “SEC”). WE URGE INVESTORS TO READ THE PROXY STATEMENT/PROSPECTUS AND ANY OTHER DOCUMENTS TO BE FILED WITH THE SEC IN CONNECTION WITH THE MERGER OR INCORPORATED BY REFERENCE IN THE PROXY STATEMENT/PROSPECTUS, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. Investors will be able to obtain these documents free of charge at the SEC’s Web site (www.sec.gov). In addition, documents filed with the SEC by The PNC Financial Services Group, Inc. will be available free of charge from Shareholder Relations at (800) 843-2206. Documents filed with the SEC by Sterling Financial Corporation will be available free of charge from Sterling Financial Corporation by contacting Shareholder Relations at (877) 248-6420.

The directors, executive officers, and certain other members of management and employees of Sterling Financial Corporation are participants in the solicitation of proxies in favor of the merger from the shareholders of Sterling Financial Corporation. Information about the directors and executive officers of Sterling Financial Corporation is included in the proxy statement for its May 8, 2007 annual meeting of shareholders, which was filed with the SEC on April 2, 2007. Additional information regarding the interests of such participants will be included in the proxy statement/prospectus and the other relevant documents filed with the SEC when they become available.